

21002098

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2020** and ending **December 31, 2020**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle   Illinois   60532
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce   (630) 577-2380
                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CliftonLarsonAllen, LLP
(Name – if individual, state last, first, middle name)
1301 W.22nd Street, Suite 1100
(No. and Street)

Oak Brook   Illinois   60523
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick B. Joyce , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc. ,as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____

_____


Signature

Executive Vice President
Title


Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.

OBERWEIS SECURITIES, INC.

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$ 8,111
Receivable from clearing broker-dealer	1,010,906
Receivable from investment company - related party	106,351
Marketable securities, at fair value (cost $6,277,707)	6,544,078
Deposits with clearing organization	206,215
Interest receivable	80,976
TOTAL ASSETS	**$ 7,956,637**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to clearing broker-dealer	$ 4,237,664
Accrued commissions	4,137
Accrued expenses and other liabilities	368,430
Total Liabilities	4,610,231
STOCKHOLDERS' EQUITY	3,346,406
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 7,956,637**

See notes to financial statements.

OBERWEIS SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2020

REVENUES	
Commissions	$ 759,891
Trading gains	2,671,464
Interest and dividends	311,209
Distribution fees - related party	1,064,004
Service fees – related party	240,000
Other	4,305
Total Revenues	5,050,873
EXPENSES	
Employee compensation and benefits	2,648,199
Clearance charges	370,355
Distribution fees paid to outside brokers	935,545
Communications and data processing	178,679
Interest	32,679
Other operating expenses	441,936
Total Operating Expenses	4,607,393
Income Before Income Tax Expense	443,480
Income Tax Expense	3,338
NET INCOME	$ 440,142

See notes to financial statements.

OBERWEIS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Shares of Common Stock	Common Stock	Retained Earnings	Stockholders' Equity
BALANCE, January 1, 2020	434	$ 172,046	$ 2,734,218	$ 2,906,264
Net Income	-	-	440,142	440,142
BALANCE, December 31, 2020	434	$ 172,046	$ 3,174,360	$ 3,346,406

Common Stock: No-par value; 10,000 shares authorized; 434 shares issued and outstanding at December 31, 2020.

See notes to financial statements.

OBERWEIS SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 440,142
Adjustments to reconcile net income to net cash used in operating activities	
(Increase) decrease in:	
Receivable from clearing broker-dealer	(464,125)
Receivable from investment company - related party	(2,734)
Securities owned	1,754,368
Deposits with clearing organization	(18,972)
Interest receivable	34,076
Other receivables	3,374
Increase (decrease) in:	
Payable to clearing broker-dealer	(1,833,980)
Accrued commissions	(2,102)
Accrued expenses and other liabilities	92,583
Net Cash Used In Operating Activities	437,512
Net Change in Cash and Cash Equivalents	2,630
CASH AND CASH EQUIVALENTS, Beginning of Year	5,481
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,111
Supplemental Disclosures	
Cash paid during the year for	
Interest	$ 32,679
Income taxes	$ 2,838

See notes to financial statements.

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Net gains and losses from proprietary securities transactions are recorded as trading gains in the Statement of Income. Customers' securities transactions are reported on a trade-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Revenue Recognition

The primary types of revenues earned from customers are identified as follow:

Commissions

The Company buys and sells securities on behalf of its customers. Each time customers enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter-party is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Sharing Agreement – Related Party

Oberweis Asset Management, Inc. ("OAM") acts as an investment advisor to the Retail Investment Advisory Program ("Program") which provides certain clients with investment advisory, custody performance reporting, execution and communication services for a fee. In consideration for the Company's trade execution and other services provided to Program clients, OAM pays a portion of the

NOTE 2 - Summary of Significant Accounting Policies (cont.)

fees it receives from the Program clients to the Company. The Company records the revenue on receipt of payment from OAM and believes that the performance obligation is satisfied over time as the services are performed. Fees are calculated and remitted to the Company from OAM quarterly and recognized as revenue at that time.

Distribution Fees – Related Party

The Company has an agreement with The Oberweis Funds (a mutual fund family)("Funds") to distribute shares of the Funds to investors. For all services provided by the Company, the Funds shall pay the Company compensation at the annual rate of .25 of 1% of the average daily net assets of Investor Class Shares, computed and accrued daily and payable monthly. Revenue is recognized daily as the performed obligation is satisfied over time as services are performed.

Service Fees - Related Party

There is an expense sharing agreement between the Company and OAM. This agreement specifies that OAM pays the Company a monthly flat fee of $20,000 for marketing, business development activities and shareholder support services. Revenue is recognized monthly as the services are performed as long as the agreement is in force.

Interests and Dividends

Interest on proprietary holdings are accrued daily and recorded monthly. Dividends, if any, are recorded upon receipt of the dividend payment.

Fair Value of Financial Instruments

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2020, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2020

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31, 2020. Income tax returns for the years ended December 31, 2017 through 2020 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements and determined that no significant events have occurred that require disclosure.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2020

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2020 is as follows:

Cost	$ 6,277,707
Gross unrealized gains	266,561
Gross unrealized losses	(190)
Total fair value	6,544,078
Add - receivable from clearing broker-dealer	1,010,906
Less - payable to clearing broker-dealer	(4,237,664)
Marketable securities, net	$ 3,317,320

Marketable securities are valued and carried at fair value on a recurring basis.

Receivable from clearing broker-dealer relates to unsettled securities transactions. Payable to clearing broker-dealer relates to securities transactions collateralized by securities owned by the Company.

NOTE 4 - Income Taxes

The income tax provision for the year ended December 31, 2020 consisted entirely of a current state tax expense of $2,210.

NOTE 5 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2020 totaled $85,439.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), which is a related party with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $20,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2020, the Company received a total of $1,119,491 under this agreement consisting of $240,000 of service fees, $1,052,945 of payroll costs funded by the Company less $173,454 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

There were no amounts due from or to OAM at December 31, 2020.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2020, fees earned were $1,064,004. As of December 31, 2020 amounts due to the Company relating to these fees were $106,351.

NOTE 7 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 7 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2020:

Fixed Income Securities – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.

Mutual funds - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2020			
	Total	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 594,294	$ 594,294	$ -	$ -
Fixed income securities	5,949,784	-	5,949,784	-
Total Marketable Securities	$ 6,544,078	$ 594,294	$ 5,949,784	$ -

NOTE 8 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.
As of December 31, 2020, the Company had net capital of $2,844,217, which was $2,744,217, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.13 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2020 FOCUS filing.

NOTE 12 - Reserve Requirements

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL INFORMATION

OBERWEIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
December 31, 2020

Broker or Dealer: <u>Oberweis Securities, Inc.</u>

<u>as of December 31, 2020</u>

1. Total ownership equity from Statement of Financial Condition		$ 3,346,406 {3480}	
2. Deduct ownership equity not allowable for Net Capital		- {3490}	
3. Total ownership equity qualified for Net Capital		3,346,406 {3500}	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		- {3520}	
B. Other (deductions) or allowable credits (list)		- {3525}	
5. Total capital and allowable subordinated liabilities		3,346,406 {3530}	
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 106,351 {3540}		
B. Secured demand note deficiency	- {3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges	- {3600}		
D. Other deductions and/or charges	- {3610}	(106,351) {3620}	
7. Other additions and/or allowable credits (list)		- {3630}	
8. Net capital before haircuts on securities positions		3,240,055 {3640}	
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))			
A. Contractual securities commitments	- {3660}		
B. Subordinated securities borrowings	- {3670}		
C. Trading and investment securities:			
1. Exempted securities	275,733 {3735}		
2. Debt securities	{3733}		
3. Options	- {3730}		
4. Other securities	120,105 {3734}		
D. Undue concentration	- {3650}		
E. Other (list) – Non-Marketable Securities	- {3736}	(395,838) {3740}	
10. Net Capital		$ 2,844,217 {3750}	

Non-allowable assets include:

Receivable from investment company	$ 106,351
Other receivable	$ 0

OBERWEIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
December 31, 2020

Broker or Dealer: <u>Oberweis Securities, Inc.</u>   <u>as of December 31, 2020</u>

Part A

11. Minimum net capital required (6 2/3% of line 18)	$	24,838 {3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		100,000 {3758}
13. Net capital requirement (greater of line 11 or 12)		100,000 {3760}
14. Excess net capital (line 10 less line 13)		2,744,217 {3770}
15. Excess net capital less greater of 10% of line 18 or 120% of line 12		2,744,217 {3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition				372,567 {3790}
17. Add:				
A. Drafts for immediate credit	$	- {3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited		- {3810}		
C. Other unrecorded amounts (list)		- {3820}	- {3830}	
18. Total aggregate indebtedness				372,567 {3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)				13.10% {3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.0% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

OBERWEIS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 (EXEMPTION) AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
December 31, 2020

Broker or Dealer: Oberweis Securities, Inc.

as of December 31, 2020

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)

The Company is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker and claims exemption form Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under to Securities Exchange Act of 1934 is not included therein as the Company claims exemption from such computation under Section (k)(2)(ii), as the Company introduces all customer activity to another regulated financial institution.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Oberweis Securities, Inc.
Lisle, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. (the "Company") as of December 31, 2020, the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



A member of
Nexia
International

Board of Directors and Stockholders
Oberweis Securities, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2018.

Milwaukee, Wisconsin
February 23, 2021